[LETTERHEAD OF GENESIS HEALTHCARE CORPORATION]

Via Overnight Delivery and EDGAR

Robert S. Littlepage
Accountant Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Genesis HealthCare Corporation (“GHC” or the “Company”) Item 4.02 Form 8-K Filed May 16, 2006 File No. 000-50351

May 30, 2006

Dear Mr. Littlepage:

     This letter is in response to your May 22, 2006 letter regarding the Securities and Exchange Commission’s (the “Commission”) review of the above-referenced report. We understand and appreciate that the purpose of the Commission’s review is to assist us in our compliance with the applicable disclosure requirements and enhance the overall disclosures in our filings. The Commission’s inquiries and our responses thereto are presented below in numbered paragraphs to conform to the numbered paragraphs in your letter. Pursuant to the Staff’s May 24, 2006 telephone conference with our outside legal counsel, we will not file an amendment to the above-referenced report.

     In addition, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.	COMMENT: It is unclear whether your filing falls under Item 4.02(a) or 4.02(b) of Form 8-K. If you received advisement or notice from your independent accountant requiring disclosure under Item 4.02(b), you must also provide a letter from your independent accountant as noted in Item 4.02(c) of Form 8-K. Please amend your filing to clarify and address 4.02(c), if applicable.

ANSWER: The Company was not advised by, and did not receive notice from, KPMG, LLP, its independent registered public accounting firm, that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to previously issued financial statements. The determination to reflect the consolidation of the financial statements of certain of the Company’s jointly-owned and managed facilities in the previously announced restatement of the Company’s financial statements for the fiscal years ended September 30, 2003, 2004 and 2005 was reached by the Audit Committee of GHC, in consultation with management and KPMG, LLP.

U.S. Securities and Exchange Commission
May 30, 2006

2.	COMMENT: Please amend your filing to disclose when you concluded that your financial statements should no longer be replied on, or when you were advised or notified that disclosure should be made or action taken to prevent future reliance on a previously issued audit report or completed interim review, whichever applies.

ANSWER: The Company disclosed in its Current Report on Form 8-K filed with the Commission on April 28, 2006, that on April 27, 2006, the Company’s management and its Audit Committee determined that its previously issued financial statements for the fiscal years ended September 30, 2003, 2004 and 2005 and the fiscal quarter ended December 31, 2005 should no longer be relied upon. The Company’s Current Report on Form 8-K filed on May 16, 2005, which disclosed that the consolidation of the financial statements of certain of the Company’s jointly-owned and managed facilities would be reflected in the previously announced restatement, references the Current Report on Form 8-K filed April 28, 2006. The consolidation of the Company’s jointly-owned and managed facilities affects only the historical periods referenced in the Current Report on Form 8-K filed with the Commission on April 28, 2006.

Please do not hesitate to contact me at 610.444.8425 if you have any questions about our responses or would like to discuss any of our responses further.

Very truly yours,

/s/ James v. McKeon
James V. McKeon
Executive Vice President and
     Chief Financial Officer

cc:	George V. Hager, Jr., Chairman and Chief Executive Officer
Eileen M. Coggins, Senior Vice President,
     General Counsel and Corporate Secretary
Tom DiVittorio, Vice President Corporate Controller and
     Chief Accounting Officer
John Broderick, Partner, KPMG LLP
Terry Allison Rappuhn, Chairperson, Audit Committee, GHC
Ms. Kenya Wright Gumbs, SEC